Copa Holdings to Present at the JPMorgan Aviation and Transportation & Defense Conference

PANAMA CITY, March 9, 2012 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), has been invited to present at the JPMorgan Aviation and Transportation & Defense Conference. JPMorgan will webcast the live presentation, and a link to this webcast will be available on our website. Details of the audio webcast are as follows:

Date:	Tuesday, March 13, 2012

Time:	1:10 p.m. EST

Speakers:	Pedro Heilbron, Chief Executive Officer
Victor Vial, Chief Financial Officer

Web Address:	http://investor.shareholder.com/copa/events.cfm

Listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register and download and install any necessary software. If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website for 90 days after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 59 destinations in 28 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 74 aircraft: 48 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, +011-(507) 304-2677